EXHIBIT (4)(G)


                                 SIXTH AMENDMENT

     Reference is made to Share Purchase Rights Agreement, dated as of September 6, 1988, between Nantucket Industries, Inc., a Delaware Corporation (the "Company"), and STATE STREET BANK & TRUST COMPANY, a Massachusetts corporation (the "Rights Agent"), as amended by amendments dated October 3, 1988, October 18, 1988, November 11, 1988, November 17, 1988 and August 15, 1994
(collectively, the "Rights Agreement"). Capitalized terms used herein and not otherwise defined shall have the same meaning as set forth in the Rights Agreement.

     The Board of Directors of the Company has determined that it is in the Company's interest to issue an aggregate 873,370 shares of its Common Shares, $.10 par value, to a private investor (the "Investor"). An aggregate 623,370 of such shares are issuable only upon conversion of certain Convertible Subordinated Debentures of the Company. The Investor has requested that the percentage of stock ownership which causes a person to become an Acquiring Person be increased from 30% to 35%. The Board of Directors of the Company has determined that this change is in the Company's interest.

     The Company certifies to the Rights Agent that the Distribution Date has not occurred. Accordingly the Rights Agreement can be amended without the approval of holders of certificates representing Common Shares except for an amendment which would change the Redemption Price, Final Expiration Date, Purchase Price, or number of fractional Series A Shares for which a Right is exercisable, as provided in Section 27 of the Rights Agreement. The Company further certifies to the Rights Agent that this Sixth Amendment to the Rights Agreement is in compliance with the terms of Section 27.

     Pursuant to Section 29(b) of the Rights Agreement, amendments to the Rights Agreement may be adopted by the concurrence of such number (but no fewer than three) of the Continuing Directors as shall constitute a majority of the Continuing Directors then in office. By unanimous vote of the Board of Directors, including the unanimous vote of all (constituting three or more) of the Continuing Directors, the Company has authorized amendment of the Rights Agreement in order to clarify certain definitions so that the Investor will not become an Acquiring Person.

     Accordingly, in consideration of the foregoing and the mutual agreements herein set forth, the parties hereby agree to amend the Rights Agreement as follows:

     1. Section 1(a) of the Rights Agreement shall be amended by replacing the phrase "30 percent" with the phrase "35 percent."

     2. Section 11(a)(ii)(B) of the Rights Agreement shall be amended by replacing the phrase "thirty percent (30%)" with the phrase "thirty-five percent (35%)."

     Except as expressly amended herein, the Rights Agreement shall remain unmodified and in full force and effect.




     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and their respective corporate seals to be hereunto affixed and attested, all as of the 15th day of August, 1996.


                                    NANTUCKET INDUSTRIES, INC.
ATTEST:

  /s/ R. Campbell                      By:/s/ Ronald S. Hoffman
- -----------------------------             ----------------------------------
                                       Ronald S. Hoffman
                                       Vice President-Finance and Secretary


                                       STATE STREET BANK & TRUST
                                       COMPANY
ATTEST:

 /s/ S. Cessor                         By:/s/ Ronald E. Logue
- -----------------------------             ----------------------------------
                                       Ronald E. Logue
                                       Executive Vice President